UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DEXTERITY SURGICAL, INC.

(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	0-20532	74-2559866
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Flat/Room 42, 4F,
New Henry House,
10 Ice House Street,
Central, Hong Kong

(Address of Principal Executive Offices)

(011) 00852-25232986

(Issuer’s Telephone Number)

DEXTERITY SURGICAL, INC.

Flat/Room 42, 4F, New Henry House, 10 Ice House Street, Central, Hong Kong

Attention: James Ditanna, President, Chief Executive Officer and Chief Financial Officer

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about December 20, 2007, to all known holders of record on December 20, 2007, of shares of common stock, $0.001 par value per share (the “Common Stock”), of Dexterity Surgical, Inc., a Delaware corporation (“DEXT” or the “Company”), in connection with an anticipated change in a majority of the members of the Company's Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 of the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

On December 18, 2007 (the “Closing Date”), the Company entered into a Share Exchange Agreement (the “Exchange”) with Rise and Grow Limited, a Hong Kong company (“Rise & Grow”) and Newise Century Inc., a British Virgin Islands company and a stockholder of DEXT (the “Stockholder”). On the Closing Date, the Company acquired all of the issued and outstanding capital stock of Rise & Grow from the Stockholder in exchange for the issuance by the Company to the Stockholder of 26,400,000 newly-issued shares of Common Stock. The Exchange is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described in the Exchange resulted in a change in control of the Company. As a result, James Ditanna, a current director of the Company, will resign effective upon the 10th day following the mailing of this Information Statement and six (6) individuals will become new directors of the Company effective upon the 10th day following the mailing of this Information Statement.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the completion of the Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE EXCHANGE

General

Under the terms of the Exchange: (i) the Company acquired all of the issued and outstanding capital stock of Rise & Grow from the Stockholder in exchange for the issuance by the Company to the Stockholder of 26,400,000 newly-issued shares of Common Stock; and (ii) the Exchange qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”).

Agreement of Director to Resign

In connection with entering into the Exchange, Mr. Ditanna will resign as a director of the Company. The resignation of Mr. Ditanna in his individual capacity as a director of the Company is effective upon the 10th day following the mailing of this Information Statement.

Upon the 10th day following the mailing of this Information Statement, Zhenyu Wang, Yuefeng Wang, Yinan Zhang, Xueyuan Han, Edith Kam Ying Ho and Chunsheng Zhou will become directors of the Company. Jungun Xu has been added as a director of the Company effective as of the Closing Date.

DESCRIPTION OF BUSINESS

Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the SEC on December 20, 2007, and is available electronically on EDGAR at http://www.sec.gov (the “Report”).

DESCRIPTION OF SECURITIES

DEXT’s authorized capital stock currently consists of One Hundred Million (100,000,000) shares of Common Stock, par value $0.001 per share, of which there are 35,706,250 shares of Common Stock issued and outstanding with an additional 4,293,750 “Section 1145” shares reserved to be issued to certain holders of a certain DIP Loan pursuant to Bankruptcy Court Order. There are no shares of preferred stock authorized, issued or outstanding. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, our Certificate of Incorporation (as amended) and our Bylaws, both of which have been attached as Exhibits to the Report.

Common Stock

Holders of shares of Common Stock are entitled to one (1) vote for each share on all matters to be voted on by DEXT’s stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefore. In the event of any liquidation, dissolution or winding up, the holders of Common Stock are entitled to a pro-rata share of all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock. All of the outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to our Common Stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. Prior to the closing of the Exchange, DEXT effectuated a 500-1 reverse stock split for the issued and outstanding shares of its Common Stock in connection with its Reorganization (as such term is used in the Report). The effective date for this stock dividend was July 27, 2006 and an amendment to the Company’s Certificate of Incorporation was filed on August 8, 2006.

The payment of dividends, if any, will be within the discretion of the Board. DEXT presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board does not anticipate declaring any cash dividends for the foreseeable future. We have not paid any cash dividends on our Common Stock.

Options and Warrants

As of the date of this Information Statement, DEXT has no outstanding options or warrants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth each person known by us to be the beneficial owner of five (5%) percent or more of our Common Stock, all directors individually and all directors and officers as a group as of the date of this Information Statement, after giving effect to the Exchange and the change in control which shall become effective following the expiration of the ten (10) day time period following the mailing of this Information Statement. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner(1)	Amount of Direct Ownership After Exchange	Amount of Indirect Ownership After Exchange		Total Beneficial Ownership After Exchange		Percentage of Class(2)
Zhenyu Wang, Chairman of the Board	0	16,008,960	(3)	16,008,960	(3)	44.84%
Junjun Xu, Chief Executive Officer and Director	0	5,280,000	(4)	5,280,000	(4)	14.79%
Mingfei Yang, Chief Financial Officer	0	0		0		0%
Yuefeng Wang, Director	0	0		0		0%
Yi nan Zhang, Director	0	0		0		0%
Xueyuan Han, Director	0	792,000	(5)	792,000	(5)	2.22%
Edith Kam Ying Ho, Director	0	0		0		0%
Chunsheng Zhou, Director	0	0		0		0%
ALL DIRECTORS AND OFFICERS AS A GROUP (8 PERSONS):	0	22,080,960		22,080,960		61.84%
Newise Century Inc. OMC Chamber, P.O., Box 3152 Road Town, Tortola British Virgin Islands	26,400,000	0		26,400,000		73.94%
Rosetta Granite, Inc. c/o Heskett & Heskett, LLP 501 S. Johnstone Avenue, Suite 501 Bartlesville, OK 74003	7,545,873	0		7,545,873		21.13%
Yanling Chen Room 704, Zhenxing District Yijing Street, 33# No. 2, Dandong City, Liaoning Province, China	0	2,999,040	(6)	2,999,040	(6)	8.40%

(1)	Unless otherwise noted, each beneficial owner has the same address as DEXT.
(2)	Applicable percentage of ownership is based on 35,706,250 shares of our Common Stock outstanding as of the date of this Information Statement, together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of the date of this Information Statement for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations - percentage computation is for form purposes only.
(3)	Zhenyu Wang, DEXT’s Chairman of the Board, owns 60.64% of Newise Century Inc., which owns 26,400,000 shares of DEXT’s Common Stock. Therefore, Zhenyu Wang may be considered to beneficially own 16,008,960 shares.
(4)	Junjun Xu, DEXT’s Chief Executive Officer and a Director of DEXT, owns twenty percent (20%) of

Newise Century Inc., which owns 26,400,000 shares of DEXT’s Common Stock. Therefore, Junjun Xu may be considered to beneficially own 5,280,000 shares.
(5)	Xueyuan Han, a Director of DEXT, owns three percent (3%) of Newise Century Inc., which owns 26,400,000 shares of DEXT’s Common Stock. Therefore, Xueyuan Han may be considered to beneficially own 792,000 shares.
(6)	Yanling Chen owns 11.36% of Newise Century Inc., which owns 26,400,000 shares of DEXT’s Common Stock. Therefore, Yanling Chen may be considered to beneficially own 2,999,040 shares.

The Company is not aware of any material proceeding to which any of the above identified persons is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five (5) years, none of the above identified persons has:

(1)	Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
(2)	Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
(3)	Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
(4)	Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of ten percent (10%) or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC.

In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Exchange, Zhenyu Wang, Yuefeng Wang, Yinan Zhang, Xueyuan Han, Edith Kam Ying Ho and Chunsheng Zhou will become directors of the Company, and each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act. Newise Century Inc., who will be a ten percent (10%) holder of Common Stock following the Exchange, will also file a Form 3 in compliance with the reporting obligations under Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Given that the Company’s sales are throughout China, at any time an employee travels on behalf of the Company, the Company provides such employee with a cash advance to cover his/her anticipated travel costs and expenses.

As of September 30, 2007, the Company had an outstanding amount of $645,737 due from Jin Zheng Wan Tong Network (“JZWT”), which has a common director and legal representative with Zhiyuan. As of the date of this Report, the Company has fully paid off this obligation.

The following directors are independent: Yinan Zhang, Yuefeng Wang, Chunsheng Zhou and Edith Kam Ying Ho and Xueyuan Han. The following directors are not independent: Zhenyu Wang and Junjun Xu.

Board of Directors and Management Prior to the Exchange

The Company’s Bylaws provide that it shall have a minimum of one (1) director on the Board of Directors at any time and a maximum of eight (8) directors. Vacancies resulting from the resignation or removal of directors for cause or without cause, are filled by a majority vote of the remaining directors then in office. The directors and executive officers immediately prior to the closing of the Exchange are as follows:

Name	Age	Position
James Ditanna	58	President, Chief Executive Officer, Chief Financial Officer, Sole Director

The above-named director served as a director prior to the closing of the Exchange, and he will resign as director immediately effective upon the 10th day following the mailing of this Information Statement.

James Dittana. Mr. Ditanna is a graduate of Drexel University, Philadelphia, Pennsylvania, receiving a Bachelor of Science degree in Business Administration with an accounting and taxation major. Mr. Ditanna graduated from the University of Pennsylvania with dual masters degrees (MBA/MGA) magna cum laude. Mr. Ditanna is also affiliated with the American Financial International Group, which has offices throughout the United States and in London, England. Mr. Ditanna was Chief Financial Officer of Nexmed, Inc., a publicly traded company; a Director of Ideal Accents, Inc., a publicly traded company, he is a significant shareholder in Azur Holdings, Inc. (AZHI.OB), and is Chairman, President and sole Director of Dynasty Energy Resources, Inc.

During the year ended December 31, 2006 and for the interim period through the date of this Information Statement, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required.

Committees of the Board of Directors

Currently, the Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Exchange.

Key Employees

None.

Family Relationships

None.

Management and Board of Directors After the Exchange

The following identifies each of the directors and executive officers of the Company who will take office following the expiration of the ten (10) day time period following the mailing of this Information Statement. Prior to the execution of the Exchange, none of the directors to be appointed at or following the Exchange were an officer or director of or held any position with the Company, nor were they known to own any shares of Common Stock.

Name	Age	Position(s)
Zhenyu Wang	36	Chairman of the Board
Junjun Xu	29	Chief Executive Officer and Director
Mingfei Yang	25	Chief Financial Officer
Yuefeng Wang	38	Director
Yinan Zhang	28	Director
Xueyuan Han	33	Director
Edith Kam Ying Ho	53	Director
Chunsheng Zhou	41	Director

Family Relationships

There are no family relationships between or among the members of the Board or other executives. None of our directors and officers are directors or executive officers of any company that files reports with the SEC.

Biographies

With the exception of Junjun Xu, who was appointed to serve as a director of DEXT on the Closing Date, each of the officers and directors set forth below shall be appointed to serve DEXT in their respective capacities following the expiration of the ten (10) day time period following the mailing of this Information Statement.

Zhenyu Wang: Mr. Wang shall serve as Chairman of the Board of DEXT and has served as Executive Director and Chairman of Zhiyuan since July 2007. Prior to that, Mr. Wang served as Chairman of Kaixin Jiye Investment Management Co., Ltd. from November 1994 through July 2001. Mr. Wang also currently serves as Chairman of Huayuan Runtong (Beijing) Science and Technology Co., Ltd. (since March 2004), General Manager of Huayuan Kaituo (Beijing) Science and Technology Co., Ltd. (since November 2004), Chairman of Beijing Putaika Guarding Technology Co., Ltd. (since April 2004) and Beijing Jinzheng Wantong Network Technology Development Co., Ltd. (since July 2001). Mr. Wang earned a master’s degree (EMBA) from Peking University.

Junjun Xu: Ms. Xu shall serve as Chief Executive Officer of DEXT and has served as a Director of DEXT since December 18, 2007. Ms. Xu has also served as General Manager of Zhiyuan since October 2006. Prior to that, Ms. Xu served as Manager of Shiji Xinxun Science and Technology (Beijing) Co., Ltd. since December 2003. Prior to that, she was Senior Director of China Life Insurance Inc. since November 2002 and a Partner with Yi Hu Technology (Beijing) Network Co., Ltd. from August 2000 through November 2002. Prior to that, Ms. Xu founded Beijing No. 9 Building Science and Technology Development Co., Ltd. in April 2000. Ms. Xu received her Bachelors Degree in Economics and Trade at BeijingBusinessCollege.

Mingfei Yang: Mr. Yang shall serve as Chief Financial Officer of DEXT and has served as Financial Department Manager of Zhiyuan since May 2007. Prior to that, Mr. Yang worked as an accountant for Hua Yuan Run Tong (Beijing) Technology Co., Ltd. from June 2005 through May 2007, for Mongolia Guo Li Industries Co., Ltd. from April 2003 through June 2005 and for Mongolia Xiao Fei Yang Food Chain Co., Ltd. from September 2002 through March 2003. Mr. Yang earned his Academic Degree in Finance and Tax at Inner Mongolia FinancialInstitute.

Yuefeng Wang: Mr. Wang shall serve as a Director of DEXT and he has served as Chairman of Hua Yuan Run Tong (Beijing) Technology Co., Ltd. since February 2007. From March 2005 through January 2007 Mr. Wang served as Chairman, Assistant and HR Director of Hua Yuan Run Tong (Beijing) Technology Co., Ltd. Prior to that, Mr. Wang served as the HR Supervisor of Beijing Panasonic & Putian Communications Equipment Co., Ltd. from August 2004 through February 2005. Prior to that, Mr. Wang served as President, Assistant and Manager of the HR Department at BaoDing Chang An Car Manufacturing Co., Ltd. from July 1997 through August 2002. Mr. Wang earned his MBA at Tsinghua University.

Yinan Zhang: Ms. Zhang shall serve as a Director of DEXT and currently serves as president of Nautilus Creative Co., Ltd since June 2007. Prior to that, Ms. Zhang served as Editor of Travel & Leisure Magazine, Chinese Edition from October, 2006 through June,2007, Prior to that, Ms. Zhang served as Editor of ShangHai Weekly from October,2002 through September,2003. Ms. Zhang earned her master degree in Arts et Sciences de l’enregistrement at Universitéde Marne-la-Vallée, France.

Xueyuan Han: Mr. Han shall serve as a Director of DEXT and currently serves as a Consultant to Han Fu Capital (International) Investment Consulting Co., Ltd. since January 1, 2003. Prior to that, Mr. Han served as General Manger of Zhong Bao Xin He Security Co., Ltd. from June 2001 through May 2003 and as General Manger of Beijing Zhong Yu Zheng Asset Evaluation Company from December 1998 through June 2001. Mr. Han earned a Masters Degree in Executive Master of Business Administration at Peking University.

Edith Kam Ying Ho: Ms. Ho shall serve as a Director of DEXT and has served (and continues to serve) as a Director and a Tax and Financial Consultant for Taxplan Services Pte. Ltd. Singapore since 1989 and as a Director and a Tax and Financial Consultant for Taxplan Limited, Hong Kong since 1997. Prior to that, Ms. Ho served as Chief Financial Officer of Asia Payment Systems, Inc. from February 2005 through June 2006 and as a Consultant and Finance Director from 2003 through 2005. Ms. Ho earned her MBA in Accounting and Finance at the Universityof Hawaii.

Chunsheng Zhou: Professor Zhou shall serve as a Director of DEXT and is currently a Professor of Finance at the Guanghua School of Management of Peking University where he has taught since 2002. Prior to that, Professor Zhou was a Planning Commission Member for the China Securities Regulatory Commission and Director of the Financial Department at the Guanghua School of Management from April 2001 through 2002.

Prior to that, he was a Professor at The University of California and The University of Hong Kong School of Business from 1997 through March 2001. Professor Zhou earned a Doctorate Degree in Financial Economics at Princeton University.

Legal Proceedings

None of the members of the Board or other executives has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our Board of Directors or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any federal or state securities or commodities laws.

EXECUTIVE COMPENSATION

The following table sets forth compensation information for services rendered by certain of our former executive officers prior to the Exchange in all capacities during the last two (2) completed fiscal years (ended December 31, 2006 and 2005) and the 2007 interim period through the Closing Date (December 18, 2007) and compensation information for our current and proposed officers which shall be appointed to serve officers following the expiration of the ten (10) day time period following the mailing of this Information Statement. The following information includes the U.S. dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name And Principal Function (a)	Year (b)	Salary ($) (c)		Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Non qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Randall K. Boatright, Former Chief Executive Officer and Former Chief Financial Officer(1)	2007	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2006	129,000		-0-	-0-	-0-	-0-	-0-	-0-	129,000
	2005	189,493		-0-	-0-	-0-	-0-	-0-	-0-	189,493
James Ditanna, Current President, Chief Executive Officer and Chief Financial Officer(2)	2007	5,000	(2)	-0-	-0-	-0-	-0-	-0-	-0-	5,000	(2)
	2006	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-
Junjun Xu, Proposed Chief Executive Officer(3)	2007	3,000/mo.		-0-	-0-	-0-	-0-	-0-	-0-	3,000/mo.
	2006	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-
Mingfei Yang, Proposed Chief Financial Officer(4)	2007	3,000/mo.		-0-	-0-	-0-	-0-	-0-	-0-	3,000/mo.
	2006	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	Mr. Boatright resigned as Chief Executive Officer and Chief Financial Officer of DEXT on November 5, 2007.
(2)	Mr. Ditanna has served as President, Chief Executive Officer and Chief Financial Officer of DEXT since November 5, 2007 and shall resign from these positions following the expiration of the ten (10) day time period following the mailing of this Information Statement. Mr. Ditanna is compensated at a rate equal to US$5,000 per year.
(3)	Junjun Xu shall serve as Chief Executive Officer following the expiration of the ten (10) day time period following the mailing of this Information Statement.
(4)	Mingfei Yang shall serve as Chief Financial Officer following the expiration of the ten (10) day time period following the mailing of this Information Statement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth the grant of stock options made as of December 31, 2006 to the persons named in the Summary Compensation Table:

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Exercise Date (f)	Number of Shares or Units of Stock That Have Not Vested (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)
Randall K. Boatright, Former Chief Executive Officer & Former Chief Financial Officer	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
James Ditanna, Current President, Chief Executive Officer and Chief Financial Officer	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Junjun Xu, Proposed Chief Executive Officer	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Yangfei Yang, Proposed Chief Financial Officer	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-

Compensation of Directors

Randall K. Boatright was the sole director of DEXT from 2005 through November 5, 2007, and Mr. Boatright earned zero dollars ($0) per year for his services as a director of DEXT. From November 5, 2007 through the date of this Information Statement, James Ditanna has served as a director of DEXT and is not entitled compensation for his services as a director of DEXT. From the Closing Date, Junjun Xu has served as a director of DEXT. Following the expiration of the ten (10) day time period following the mailing of this Information Statement, the Company will appoint six (6) new directors as set forth in Item 5.02 herein below and Mr. Ditanna shall resign as a director of DEXT. It is anticipated that each director will receive Three Thousand U.S. Dollars (US$3,000) per month for their services as directors of DEXT, except that Zhenyu Wang shall receive Five Thousand U.S. Dollars (US$5,000) per month for his service as Chairman of the Board and Junjun Xu will receive $1,000 per month.

All directors are reimbursed for out-of-pocket expenses in connection with attendance at Board and/or committee meetings. The Company may establish other compensation plans (e.g. options, cash for attending meetings, etc.) in the future.

DIRECTOR COMPENSATION

Name(a)	Fees Earned or Paid in Cash ($)/mo. (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earning ($) (f)	All Other Compensation ($) (g)	Total ($)/mo. (h)
Randall K. Boatright, Former Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
James Ditanna, Current Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Junjun Xu, Current Director	1,000	-0-	-0-	-0-	-0-	-0-	1,000
Zhenyu Wang, Proposed Director	5,000	-0-	-0-	-0-	-0-	-0-	5,000
Yuefeng Wang, Proposed Director	3,000	-0-	-0-	-0-	-0-	-0-	3,000
Yinan Zhang, Proposed Director	3,000	-0-	-0-	-0-	-0-	-0-	3,000
Xueyuan Han, Proposed Director	3,000	-0-	-0-	-0-	-0-	-0-	3,000
Edith Kam Ying Ho, Proposed Director	3,000	-0-	-0-	-0-	-0-	-0-	3,000
Chunsheng Zhou, Proposed Director	3,000	-0-	-0-	-0-	-0-	-0-	3,000

Employment Agreements

There are currently no employment agreements by and between DEXT and its employees.

Zhiyuan has two (2) employment agreements with each employee, a Labor Contract and a Confidentiality Agreement. The Labor Contract mainly includes working content, working time, payment and other terms. The Confidentiality Agreement mainly includes confidentiality content, responsibilities, validity and other terms.

None of the above has received any compensation from the Company prior to the Exchange, and as of the date of this Information Statement there have been no transactions between the Company and any of these persons other than as set forth herein.

Indebtedness of Management

None.

LITIGATION

In the normal course of business, we are named as defendant in lawsuits in which claims are asserted against us. In our opinion, the liabilities, if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on our financial position, results of operations or cash flows. As of the date of this Information Statement, there is no outstanding litigation.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation (as amended) provides that no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal shall apply to or have any affect on the liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the SEC and is available electronically on EDGAR at http://www.sec.gov.

On the tenth (10th) day following the mailing of this Information Statement to the Company’s stockholders, Zhenyu Wang, Yuefeng Wang, Yinan Zhang, Xueyuan Han, Edith Kam Ying Ho and Chunsheng Zhou will serve as directors of the Company, and along with Junjun Xu, who at such time was already a member of the Board, will constitute the entire Board. On the tenth (10) day following the mailing of this Information Statement to the Company’s stockholders, Junjun Xu and Mingfei Yang will be appointed to serve as Chief Executive Officer and Chief Financial Officer, respectively, and Mr. James Ditanna will resign as President, Chief Executive Officer and Chief Financial Officer of the Company. At such time, the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

The Board of Directors

December 20, 2007

James Ditanna
President, Chief Executive Officer and Chief Financial Officer